UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 April 28, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 29 January 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 3.0 billion in the period from 29 January 2009 to 5 August 2009.

Since the announcement as of 20 April 2009, the following transactions have been made under the programme:

                                               AVERAGE PURCHASE      TRANSACTION
                         NUMBER OF SHARES                 PRICE       VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                    4,405,141                          1,222,317,085
20 April 2009                      50,000                259.19       12,959,500
21 April 2009                      77,500                260.82       20,213,550
22 April 2009                      90,000                264.81       23,832,900
23 April 2009                      90,000                267.30       24,057,000
24 April 2009                     105,000                272.36       28,597,800
ACCUMULATED UNDER
THE PROGRAMME                   4,817,641                          1,331,977,835

With the transactions stated above, Novo Nordisk owns a total of 29,670,023 treasury shares, corresponding to 4.7% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

The Annual General Meeting of Novo Nordisk A/S, which was held on 18 March 2009, approved a 2.2% reduction in the total share capital by cancellation of 14,000,000 treasury B shares of DKK 1 at a nominal value of DKK 14,000,000. After the legal implementation of the share capital reduction, which is expected to take place after expiry of the legal notice period in June 2009, Novo Nordisk's share capital will amount to DKK 620,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 512,512,800. Taking into account the expected cancellation Novo Nordisk would currently own 2.5% of such reduced share capital.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                      Investors:

Outside North America:      Outside North America:
Elin K Hansen               Mads Veggerby Lausten
Tel: (+45) 4442 3450        Tel: (+45) 4443 7919
ekh@novonordisk.com         mlau@novonordisk.com

                            Kasper Roseeuw Poulsen
                            Tel: 4442 4471
                            krop@novonordisk.com

In North America:           In North America:
Sean Clements               Hans Rommer
Tel: (+1) 609 514 8316      Tel: (+1) 609 919 7937
secl@novonordisk.com        hrmm@novonordisk.com

Company Announcement no 24 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 28, 2009                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer